Exhibit 99.4

OFFICER’S CERTIFICATE

TO:	British Columbia Securities Commission
Alberta Securities Commission
Saskatchewan Securities Commission
The Manitoba Securities Commission
Ontario Securities Commission
Financial & Consumer Services Commission
Nova Scotia Securities Commission
Office of the Superintendent of Securities, Prince Edward Island
Office of the Superintendent of Securities Service, Newfoundland and Labrador

RE:	Meeting of the shareholders of NexGen Energy Ltd. (the “Corporation”) to be held on June 11, 2020 (the “Meeting”)

The undersigned, Rheal Assie, Acting - Corporate Secretary of the Corporation, hereby certifies, for and on behalf of the Corporation in his capacity as Acting - Corporate Secretary of the Corporation and not in his personal capacity, after having made due inquiry, that the following facts, matters and information are true and accurate and not misleading in any material respect:

1.	The Corporation has arranged to have proxy related materials for the Meeting sent in compliance with National Instrument 54-101 Communication with Beneficial Owners of Securities of a Reporting Issuer (“NI 54-101”) to all beneficial owners of the Corporation.

2.	The Corporation has arranged to carry out in connection with the Meeting all of the requirements of NI 54-101 in addition to those described in paragraph 1 above.

3.	The Corporation is relying on section 2.20 of NI 54-101 in connection with the abridgement of certain of the time periods specified in NI 54-101 in respect of the Meeting.

The terms “beneficial owner” and “proxy-related materials” as used in this certificate shall have the meaning ascribed thereto in NI 54-101.

IN WITNESS WHEREOF the undersigned has executed this certificate as of the 6th day of May, 2020.

/s/ Rheal Assie

RHEAL ASSIE

Acting - Corporate Secretary of NexGen Energy Ltd.